Mail Stop 6010

      June 29, 2005

Mr. Robert J. Brilon
Chief Executive Officer
Chief Financial Officer
InPlay Technologies, Inc.
234 S Extension Road
Mesa, Arizona 85210

      Re:	InPlay Technologies, Inc.
Form 10-KSB for the Year Ended December 31, 2004
Form 10-QSB for the Quarter Ended March 31, 2005
		File No. 001-15069

Dear Mr. Brilon:

      We have reviewed your filings and have the following comments.
We have limited our review to matters related to the issues raised in our comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the year ended December 31, 2004

Item 6.  Management`s Discussion and Analysis or Plan of
Operations,
page 13

Results of Operations for the Year Ended December 31, 2004
Compared
to the Year Ended December 31, 2003, page 15

Research, Development and Commercial Application Engineering
Expenses, page 16

1. We note that in October 2002 you announced cost-cutting initiatives that included significant reductions in research and development personnel. To the extent these costs were incurred as part of a formal restructuring plan accounted for pursuant to SFAS 146, please revise future filings, if significant, to provide the MD&A disclosures required by SAB Topic 5-P as well as the financial statement disclosures required by paragraph 20 of the Statement. The specific charges recorded for this restructuring should be clearly disclosed in MD&A and the financial statements.

Financial Statements, page 21

Note 5.  Note receivable from Active Recognition Technologies,
Inc.,
page 29

2. We note during the twelve months following the execution of the definitive agreement that you committed to provide funding to ART, up to a maximum of $500,000. We also note that you advanced $390,000 to
ART as of December 31, 2004 and that the remaining $110,000 was advanced as of March 31, 2005. In addition, as of December 31 you wrote-off the entire note receivable of $500,000. Please tell us how you accounted for this transaction and why your accounting treatment was appropriate under GAAP.

Form 8-K filed on March 17, 2005

3. In future filings, please provide the disclosures required by Item
10(e)(1)(i) of Regulation S-B for the non-GAAP financial measures included in the last page of the Form 8-K filed on March 17, 2005, including the purpose of this information and the reasons why management believes this provides useful information to investors. In addition, we note that you refer to your non-GAAP information as "pro forma" results. The pro forma terminology has very specific meaning in accounting literature, as indicated by Article 11 of Regulation S-
X. In future filings, please revise to omit the pro forma terminology when referring to your non-GAAP information.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Traci Hornfeck, Staff Accountant, at (202)
551-
3642 or me at (202) 551-3676 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin
James,
Senior Assistant Chief Accountant, at (202) 551-3671.



      Sincerely,



								Brian Cascio
								Accounting Branch Chief

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Mr. Robert J. Brilon
InPlay Technologies, Inc.
June 29, 2005
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